
April 2, 2024

Jennifer Simpson
Chief Executive Officer
Panbela Therapeutics, Inc.
712 Vista Blvd, Suite 305
Waconia, MN 55387

      Re: Panbela Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed March 29, 2024
          File No. 333-278403

Dear Jennifer Simpson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Dickerson at 202-551-8013 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Joshua L. Colburn, Esq.